EXHIBIT 19.1

Approved:  August 10, 2022

J & J Snack Foods Corp.

Insider Trading Policy

I. Purpose

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of J & J Snack Foods Corp. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

II. Persons Subject to the Policy

The persons who are subject to this Policy are referred to individually as a “Covered Person” and collectively as the “Covered Persons.”

A.	Employees, Officers, Directors and Designees

This Policy applies to all officers of the Company and its subsidiaries, all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information. This Policy also applies to Family Members and Controlled Entities of the above-referenced persons, as defined below.

B.	Family Members and Members of Your Household

This Policy applies to:

●

Your family members who reside with you in your household (including a spouse or domestic partner, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws);

●	Anyone else who lives in your household; and

●

Any family members who do not live in your household, but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively referred to as “Family Members”).

You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account.

This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

C.	Transactions by Entities that You Influence or Control

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

III. Transactions Subject to the Policy

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”). Company Securities include the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities.

IV. Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Persons subject to this policy must not engage in illegal trading and must avoid the appearance of improper trading.

Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity whose transactions are subject to this Policy also comply with this Policy.

In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual. Any action on the part of the Company, a Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not constitute legal advice, and does not insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “XII. Consequences of Violations.”

V. Administration of the Policy

The Company’s General Counsel and Associate General Counsel shall each serve as a Compliance Officer for the purposes of this Policy. In their absence, the Compliance Officers may designate another person to be responsible for administration of this Policy. All determinations and interpretations by a Compliance Officer shall be final and not subject to further review.

VI. Statement of Policy

It is the policy of the Company that no Covered Person who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “VII. Transactions Under Company Plans” and “X. Rule 10b5-1 Plans;”

2.	Recommend the purchase or sale of any Company Securities;

3.

Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company, or pursuant to a confidentiality or non-disclosure agreement; or

4.	Assist anyone engaged in the above activities.

This prohibition also applies to information about, and the securities of, other companies with which the Company has a relationship through which a Covered Person may acquire material non-public information about that company.

It is the policy of the Company that no Covered Person designated as subject to the additional procedures specified under the heading “IX. Additional Procedures” below may trade in any interest or position relating to the future price of Company Securities, such as a put, call or short sale.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

VII. Definition of Material Nonpublic Information

A.	Material Information.

Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	Financial performance, especially quarterly and year-end earnings;

●	Significant changes in financial performance outlook or liquidity of the Company as a whole or of a reporting segment of the Company’s business;

●	Company projections that significantly differ from external expectations;

●	Potential mergers and acquisitions or the sale of significant Company assets or subsidiaries;

●	New major contracts, orders, suppliers, customers or finance sources, or the loss thereof;

●	Major discoveries or significant changes or developments in products or product lines, research or technologies;

●	Approvals or denials of requests for regulatory approval by government agencies of products, patents or trademarks;

●	Significant changes or developments in supplies or inventory, including significant product defects, recalls or product returns;

●	Significant pricing changes;

●	Stock splits, public or private offerings of Company Securities or changes in Company dividend policies or amounts;

●	Significant changes in management;

●	Significant labor disputes or negotiations, including possible strikes;

●	Actual or potential exposure to major litigation, or the resolution of such litigation;

●	Possible proxy contests;

●	Imminent or potential changes in the Company’s credit rating by a rating agency;

●	Voluntary calls of debt or preferred stock of the Company;

●	The contents of forthcoming publications that may affect the market price of Company Securities;

●	Statements by stock market analysts regarding the Company and/or Company Securities;

●	Significant changes in sales volumes, market share, production scheduling, product pricing or mix of sales;

●	Analyst upgrades or downgrades of a Company Security;

●	Significant changes in accounting treatment, write-offs, or effective tax rate;

●	Impending bankruptcy or financial liquidity problems of the Company or one of its subsidiaries or significant business partners;

●	Gain or loss of a substantial customer or supplier;

●	A significant cybersecurity incident experienced by the Company that has not yet been made public; or

●	The imposition of an event-specific restriction on trading in Company Securities or the securities of another company or the extension or termination of such restriction.

B.	When Information is Considered Public.

Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, inclusion in public disclosure documents filed with the SEC or, under certain circumstances, made available on the Company’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. Information is not fully absorbed by the marketplace until after the first business day following the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

VIII. Transactions under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

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Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

●

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

●

401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to prepay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

●

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in the Company’s Employee Stock Purchase Plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your election to participate in the plan for any enrollment period, and to your sales of Company Securities purchased pursuant to the plan.

●	Mutual Funds and ETFs. This policy does not apply to transactions in broad-based mutual funds or exchange-traded funds that are invested in Company Securities.

●	Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

IX. Additional Procedures

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

A.	Pre-Clearance Procedures.

The persons designated by a Compliance Officer as being subject to these procedures, as well as the Family Members and Controlled Entities of such persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from a Compliance Officer. A request for pre-clearance substantially in the form of Appendix A to this Policy should be submitted to a Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Compliance Officer.

B.	Quarterly Trading Restrictions.

The persons designated by a Compliance Officer as subject to this restriction, as well as their Family Members or Controlled Entities, may not conduct any transactions involving the Company’s Securities (other than as specified by this Policy), during a “Restricted Period” beginning on the first day of the last month of each fiscal quarter and ending on the first business day following the date of the public release of the Company’s earnings results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the “Window Period” beginning on the second business day following the public release of the Company’s quarterly earnings and ending on the last day of the month immediately preceding the last month of the fiscal quarter.

C.	Event-Specific Trading Restriction Periods.

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by a Compliance Officer may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of a Compliance Officer, designated persons should refrain from trading in Company Securities even sooner than the typical Restricted Period described above. In that situation, a Compliance Officer may notify these persons that they should not trade in the Company’s Securities, without disclosing the reason for the restriction.

The existence of an event-specific trading restriction period or extension of a Restricted Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if a Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific trading restriction period.

D.	Exceptions.

The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the heading “VIII. Transactions Under Company Plans.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “X. Rule 10b5-1 Plans.”

X. Rule 10b5-1 Plans

Rule 10b5-1 under the Securities Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”).

If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be approved by a Compliance Officer and meet the requirements of Rule 10b5-1 and the Company’s Guidelines for Rule 10b5-1 Plans that are set forth in Appendix B to this Policy. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted for approval five days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

XI. Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading “IX. Additional Procedures” above, however, will cease to apply to transactions in Company Securities upon the expiration of any Restricted Period or other Company-imposed trading restrictions applicable at the time of the termination of service.

XII. Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the securities, is prohibited by the federal and state laws.

Insider trading violations are pursued vigorously by the Securities and Exchange Commission, U.S. Attorneys and state enforcement authorities, as well as authorities in foreign jurisdictions. The punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

XIII. Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from a Compliance Officer.

INSIDER TRADING POLICY CERTIFICATION

I certify that:

1.

I have read and understand the J & J Snack Foods Corp. Insider Trading Policy (the “Policy”). I understand that a Compliance Officer is available to answer any questions that I have regarding the Policy.

2.	Since date the Policy became effective, or such shorter period of time that I have been an employee of the Company, I have complied with the Policy.

3.	I will continue to comply with the Policy for as long as I am subject to the Policy.

Print name:_______________________

Signature:________________________

Date:____________________________

Appendix A

Pre-Clearance Request

Proposed Trade Date(s):
Type of Security to be Traded:
Type of Trade:
Number of Shares:

I certify that:

1.	I have read and understand the J & J Snack Foods Corp. Insider Trading Policy (the “Policy”).

2.	Any transaction that I undertake in accordance with the approval of my Pre-Clearance Request will not violate the Policy or applicable law.

3.	I have not been otherwise informed that I cannot purchase or sell the securities of J & J Snack Foods Corp. (the “Company”).

4.

I understand that I may only execute a transaction in Company Securities (as defined in the Policy) during a Window Period (as defined in the Policy) or in accordance with an approved Rule 10b5-1 Plan (as defined in the Policy).

5.

I am not aware of any material nonpublic information regarding the Company. I understand that if I become aware of material nonpublic information regarding the Company after submitting this Pre-Clearance Request but before executing the transaction, I may not engage in any transaction in Company Securities in accordance with the Policy, and I must submit a new Pre-Clearance Request before engaging in any transaction in Company Securities.

6.	I understand that I am responsible for ensuring that the statements in my Pre-Clearance Request are true and accurate.

7.

I understand that any action on the part of the Company, a Compliance Officer (as defined in the Policy) or any other employee or director pursuant to the Policy (or otherwise) does not constitute legal advice, and does not insulate me from liability under applicable securities laws.

Print name:_______________________

Signature:________________________

Date:____________________________

Appendix B

Guidelines for Rule 10b5-1 Plans

Rule 10b5-1 under the Securities Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities (as defined in the Insider Trading Policy) that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

As specified in the Company’s Insider Trading Policy, a Rule 10b5-1 Plan must be approved by a Compliance Officer and meet the requirements of Rule 10b5-1 and these guidelines. Any Rule 10b5-1 Plan must be submitted for approval five days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

The following guidelines apply to all Rule 10b5-1 Plans:

●	You may not enter into, modify or terminate a trading program during a Restricted Period (as defined in the Insider Trading Policy) or while in possession of material nonpublic information.

●	All Rule 10b5-1 Plans must have a duration of at least 6 months.

●	If a Rule 10b5-1 Plan is terminated, you must wait at least 30 days before trading outside of the Rule 10b5-1 Plan.

●	If a Rule 10b5-1 Plan is terminated, you must wait until the commencement of the next Window Period (as defined in the Insider Trading Policy) before a new Rule 10b5-1 plan may be adopted.

●

You may not commence sales under Rule 10b5-1 Plan until at least 30 days following the date of establishment of the Rule 10b5-1 Plan. Any modification of a Rule 10b5-1 Plan must not take effect for at least 30 days from the date of modification.

Each Covered Person (as defined in the Insider Trading Policy) understands that the approval or adoption of a Rule 10b5-1 Plan in no way reduces or eliminates such person’s obligations under Section 16 of the Exchange Act (to the extent applicable), including such person’s disclosure and short-swing trading liabilities thereunder. If any questions arise, such person should consult with their own counsel in implementing a Rule 10b5-1 Plan.